Pembina Pipeline Corporation Reports Voting Results from 2024 Annual Meeting of Shareholders
CALGARY, ALBERTA, May 10, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) reported the voting results from its annual meeting of common shareholders held virtually on May 10, 2024 (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated March 21, 2024 (the "Information Circular"), which is available on the Company's website under 'Investors – Presentations & Events' at www.pembina.com.
A total of 549,576,825 common shares representing 59.91 percent of the Company's issued and outstanding common shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:
1. Election of Directors
The following 11 nominees were appointed as directors of Pembina to serve until the next annual meeting of shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes in Favour		Votes Withheld
	Percentage	Number	Percentage	Number
Anne-Marie N. Ainsworth	98.36%	309,347,468	1.64%	5,151,113
J. Scott Burrows	99.71%	313,575,389	0.29%	923,191
Cynthia Carroll	97.92%	307,963,242	2.08%	6,535,338
Ana Dutra	99.35%	312,462,301	0.65%	2,036,279
Maureen E. Howe	98.32%	309,210,449	1.68%	5,288,132
Gordon J. Kerr	99.38%	312,545,875	0.62%	1,952,705
David M.B. LeGresley	97.76%	307,458,095	2.24%	7,040,485
Andy J. Mah	97.71%	307,287,822	2.29%	7,210,757
Leslie A. O'Donoghue	98.32%	309,199,685	1.68%	5,298,896
Bruce D. Rubin	99.59%	313,201,041	0.41%	1,297,538
Henry W. Sykes	97.76%	307,448,876	2.24%	7,049,704
2. Appointment of Auditors
KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the next annual meeting, at remuneration to be fixed by the directors on the recommendation of the Audit Committee. The resolution was approved with approximately 91.26 percent of votes cast in favor.
3. Acceptance of Company's Approach to Executive Compensation
On an advisory basis and not to diminish the role and responsibility of the board of directors, the approach to executive compensation disclosed in the Information Circular was approved with approximately 95.02 percent of votes cast in favour.
Additional details in respect of the Meeting's voting results can be found on Pembina's profile at www.sedarplus.ca and www.sec.gov.

About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.
Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com